Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

SpaceNews

Spire Global joins rush to public markets with $1.6 billion SPAC deal

By Jason Rainbow

March 1, 2021

TAMPA, Florida — Satellite operator Spire Global has unveiled the space-powered Big Data market’s second SPAC deal in just over a week, as the rush to public markets accelerates across commercial space sectors.

Spire’s merger with special-purpose acquisition company NavSight values the company at $1.6 billion. The deal gives Spire about $475 million in cash to accelerate data-gathering and analysis operations across maritime, aviation, weather, climate and other markets.

The cash injection includes $245 million from a group led by investors Tiger Global Management, BlackRock Advisors, Hedosophia, Jaws Estates Capital and Bloom Tree Partners. NavSight listed on the New York Stock Exchange in September in a $200 million deal under ticker symbol NSH.

Spire plans to list on the same exchange under ticker SPIR this summer after shareholder and regulatory approvals – faster than a traditional route to becoming public that can take anywhere from six to 18 months.

The company has been considering a public listing for a year and a half, CEO and founder Peter Platzer told SpaceNews.

Spire spoke with “a substantial number of SPACs” during that time, Platzer said, before hitting it off with NavSight CEO Bob Coleman and CFO Jack Pearlstein in November.

“This partnership will allow us to accelerate our market capture by investing in sales, marketing, and product development, and taking full advantage of the deep experience and relationships Bob and Jack bring to the table,” he said.

In addition to their experience as public company executives, Platzer said Coleman and Pearlstein bring strong connections in the government market, an important customer group for Spire.

Coleman, who has a history of founding and leading solutions providers for the intelligence community and Department of Defense, is an advisory board member for the National Defense Industrial Association.

Pearlstein has more than 25 years of operating experience in the technology sector and, until June 2020, was CFO of public relations software company Cision.

Untapped potential

Surging popularity for SPAC deals in the investment community is creating a gold rush for commercial space companies, which tend to have sizable capital expenditure needs.

Unlike some that have jumped on the SPAC bandwagon, however, decade-old Spire generates revenues with a constellation of more than 100 satellites that it builds in-house.

It recorded about $36 million in unaudited recurring revenues in 2020, according to a Spire investor presentation, and expects to nearly double that this year. It also posted an $18 million gross profit last year (non-GAAP), expecting that to climb to $830 million in 2025 on nearly $1.2 billion in recurring revenues.

Since 2012, Spire has secured around $180 million in capital from investors that include Bessemer Venture Partners, RRE Ventures, Scottish Investment Bank, Seraphim Capital and Lemnos. It now employs about 250 people, including around 140 engineers and scientists.

Platzer said the transaction enables it to pursue a more aggressive timetable for its “space-as-a-service” growth model, where customers operate their own payloads and use their own software for accessing the data collected by its Lemur satellites.

A healthy trend?

BlackSky, which provides Big Data analysis with a network of imagery and geospatial intelligence satellites, announced a SPAC deal Feb. 18 that values it at around $1.5 billion.

Rocket Lab, which has launched some of Spire’s spacecraft, announced its own SPAC-fueled plans March 1 to go public. The group will use proceeds to develop a larger launch vehicle called Neutron, which will help serve growing demand for satellite constellations such as Spire.

Other space ventures that have recently announced SPAC plans to, since Richard Branson helped open the flood gates with tourism venture Virgin Galactic in 2019, include rocket-maker Astra, satellite-to-device specialist AST & Science and space transportation venture Momentus.

Analysts expect many more SPAC deals to come for an industry that has long pined for sizable exits, which are key for newspace to continue attracting capital across the value chain.

However, the frenzy of activity also raises concerns about a potential bubble in the space community.

The trend marks an inflection point for the newspace ecosystem, according to David Cowan, a partner of Bessemer Venture Partners that currently owns about 6.5% of Spire.

“We now have public companies showing strong financial performance as they deploy microsat constellations,” Cowan told SpaceNews.

“Not only [do SPACs] unlock public pools of capital, but we should now expect a huge uptick in venture capital investment behind the next-generation of space startups.”

Spire is the second newspace company in VC firm Seraphim Capital’s portfolio to announce a SPAC, following AST & Science late last year.

Seraphim Capital CEO Mark Boggett characterized the SPAC trend as a point of maturation for newspace, enabling these companies to build scale largely debt-free.

“The newspace industry really lends itself to the SPAC proposition given the giant addressable markets for these companies,” Boggett said.

“The first movers and the emerging category leaders can accelerate their vision whilst fully funding their growth plans through a single efficient transaction … It’s great to see the SPAC focus broadening beyond the launch category and I expect we’ll see a sharp increase in further newspace SPAC announcements as we progress through 2021.”

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.